SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

TABLE OF CONTENTS

1.             Letter to holders of American Depositary Receipts or U.S. holders of ordinary shares of Portugal Telecom, SGPS, S.A. (the “Company”) in connection with the proposed spin-off of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. dated April 9, 2007.

(Note: This cover letter relates to the proposed Item 5 on the agenda for the Annual General Meeting of Shareholders of the Company currently scheduled for April 27, 2007. Item 5 was submitted to the Securities and Exchange Commission on Form 6-K on March 30, 2007.)

April 9, 2007

Dear ADR holder or U.S. holder of ordinary shares of Portugal Telecom, SGPS, S.A.:

On August 3, 2006, the board of directors of Portugal Telecom, SGPS, S.A. (“PT”) approved the distribution of PT’s 58.43% interest in PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PTM”) to all PT shareholders by way of a dividend in kind.  In this spin-off, PT shareholders are expected to receive the number of PTM ordinary shares that results from multiplying the number of PT shares owned by 0.16, rounded down, which corresponds to 4 PTM ordinary shares for every 25 PT shares owned.  A proposal, dated March 21, 2007, of the board of directors relating to the spin-off accompanies this letter and is being submitted for the approval of the shareholders of PT as Item 5 on the agenda for the Annual General Meeting of Shareholders (“AGM”) currently scheduled for April 27, 2007.  The spin-off of the PTM shares must be approved by a simple majority of the votes cast at the AGM.

Reasons for the Spin-Off

PT’s management has concluded that the separation of PTM from PT should positively contribute to the creation of shareholder value and to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services to consumers.  The resulting market structure should provide regulatory relief for PT’s wireline business, giving it flexibility to offer more and better services to its customers, while PTM would be able to pursue its own competitive strategy, domestically and abroad.  By allowing the management of each company to focus on its core competencies, PT believes that this strategy is more likely to create greater value for shareholders over time. The proposed separation also addresses the long-standing objectives of the Portuguese regulators.

The Board of Directors’ Proposal

You should carefully read the accompanying proposal of the board of directors for the spin-off.  The board of directors is seeking approval to implement the spin-off until December 31, 2007 in the manner described in the proposal.  Such approval would grant the board of directors the authority to determine all the terms and conditions of the spin-off to the extent not otherwise contained in the shareholder approval.  These terms and conditions are expected to include non-opposition from the competent regulatory authorities, including the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários – CMVM), and we cannot assure you that these conditions will be met or that they will be met on a timely basis.  In addition, the implementation of the proposal will be subject to market conditions and the financial and accounting situation of PT.  The spin-off also involves the suppression of the special rights attributed to the class A shares of PTM held by PT by means of their conversion into ordinary shares or by other means, but we cannot assure you that this condition will be met.

Treatment Under U.S. Securities Regulations

PT does not expect that the ordinary shares of PTM distributed in the spin-off will be registered under the U.S. Securities and Exchange Commission (“SEC”).  Rather, PT expects to request that the Staff of the SEC issue a “no action” letter, based on existing precedent, confirming that the Staff will not recommend enforcement action if the spin-off is undertaken without registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), subject to several conditions.  These conditions are expected to include the distribution, before the effective date of the spin-off, of an information statement (the “Information Statement”) to holders of American Depositary Shares (“ADSs”) representing ordinary shares of PT and to U.S. resident holders of PT ordinary shares describing the spin-off.  We cannot assure you that PT’s expected request for a “no action” position will be granted or that PT will be able to comply with any necessary conditions.

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In addition, the ordinary shares of PTM distributed in the spin-off are not expected to be registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor listed on any U.S. national securities exchange.  PTM is not expected to file Annual Reports on Form 20-F or other reports with the SEC.  Rather, PTM is expected to seek an exemption from such periodic reporting requirements, if available.

Treatment of PT ADS Holders

PT and PTM have not made a final determination as to whether PT ADS holders will receive ADSs of PTM under a “Level I” American Depositary Receipt (“ADR”) program in the spin-off or will receive PTM ordinary shares directly. If the spin-off is approved, PT and PTM will determine the mechanics of treatment of PT ADS holders in the spin-off, and those mechanics will be described in the Information Statement. In any event, holders of PT ADSs will not be permitted to choose the form in which they receive the distribution in the spin-off. Even if a PTM ADR program is established, PTM ADSs will not be listed on any stock exchange. In addition, there will be no public trading market for the PTM ordinary shares or the PTM ADSs, if any, in the United States.

Please Consult Your Tax Advisor

The distribution of PTM shares or PTM ADSs, if any, in the spin-off is expected to be a taxable event for Portuguese tax purposes.  In addition, the distribution (including amounts withheld, if any, to reflect Portuguese withholding taxes) is generally expected to be a taxable event for U.S. federal income tax purposes and is expected to be taxable as a dividend to the extent paid out of PT’s current or accumulated earnings and profits.  A description of certain tax consequences of the spin-off and of future income, gain or loss from any PTM shares or ADSs received in the spin-off will be included in the Information Statement.  However, you should consult your tax advisors concerning the U.S. federal income tax consequences to you of the spin-off in light of your particular situation as well as any consequences arising under the laws of Portugal and any other taxing jurisdiction.

Where You Can Find More Information

PT is subject to the information reporting requirements of the Exchange Act, pursuant to which it files Annual Reports on Form 20-F, reports on Form 6-K and other information with the SEC.  These materials may be obtained from the SEC’s Internet site at www.sec.gov.  You may also request a copy of these materials from PT at the address set forth on the last page of this letter.  In addition to the accompanying proposal of the board of directors, we urge you to review all the information filed or submitted by PT with the SEC, including:

•                  the annual report of PT prepared pursuant to Portuguese law, expected to be submitted to the SEC under Form 6-K, including the audited consolidated financial statements of PT as of and for the years ended December 31, 2006 and 2005 included therein; and

•                  the annual report of PTM prepared pursuant to Portuguese law, expected to be submitted to the SEC by PT under Form 6-K.

In addition, we urge you to review the Annual Report on Form 20-F of PT for the year ended December 31, 2006 (the “2006 Form 20-F”), when it becomes available.  The 2006 Form 20-F is expected to be filed by PT before the effectiveness of the spin-off.

We also urge you to review the Information Statement when it is distributed.  The Information Statement is expected to include, among other things, information regarding the spin-off; the business, financial condition and results of operations of PTM; the risks associated with the spin-off; certain tax considerations for holders of PT ADSs and U.S. holders of PT ordinary shares; certain relationships between PT and PTM; the expected management of PTM; and a description of the ordinary shares of PTM.

Forward-Looking Statements

This letter and the accompanying proposal of the board of directors include, and other documents regarding PT, PTM and the spin-off are expected to include, “forward-looking statements” within the meaning of the Securities Act and the Exchange Act.  Statements that are predictive in nature, that depend upon or refer to future

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events or conditions, or that include words such as “believes,” “expects,” “anticipates,” “intends,” “is confident,” “plans,” “estimates,” “may,” “might,” “could,” “would” and similar expressions are forward-looking statements.

Forward-looking statements are not guarantees of performance.  They involve risks, uncertainties and assumptions.  Actual results may differ materially from those anticipated in these forward-looking statements. Many of the factors that will determine these results are beyond the ability of PT and PTM to control or predict.  Investors are cautioned not to put undue reliance on any forward-looking statements.  These forward-looking statements may be influenced by a number of factors, including the following:

•                  PT may be unable to complete the spin-off, whether due to any failure to obtain shareholder approval, any opposition from the competent regulatory authorities, market conditions or otherwise.

•                  PTM may not realize the potential benefits from its separation from PTM.

•                  PTM’s results as a subsidiary of PT may not be a reliable predictor of future results.

•                  PT and PTM will be direct competitors in Internet access, voice telephony and potentially other businesses.

•                  Conflicts of interest may arise between PT and PTM that could be resolved in a manner unfavorable to either PT or PTM.

•                  There is no existing trading market for PTM’s ordinary shares in the United States, and none is expected to develop.

•                  It is not possible to predict the prices at which PT’s and PTM’s ordinary shares will trade after the spin-off.

•                  Substantial sales of PTM’s shares following the spin-off may adversely affect the trading price of PTM’s shares.

•                  Other risk factors identified in PT’s past filings with the SEC or to be identified in the 2006 Form 20-F and the Information Statement.

PT and PTM undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future events or otherwise.

*              *              *

This letter is not an offer to sell or the solicitation of an offer to buy any securities, nor is it intended to substitute the Form 20-F, the Information Statement and other sources of information about PT, PTM and the spin-off.

The SEC has not and will not approve or disapprove of the PTM ordinary shares, any PTM ADSs or the spin-off of these securities or determined if this letter or any other document referred to herein is truthful or complete.  Any representation to the contrary is a criminal offense.

PORTUGAL TELECOM, SGPS, S.A.

Contact:	Nuno Prego, Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa Codex, Portugal
Tel: +351 21 500 1701; Fax: +351 21 500 0800
nuno.prego@telecom.pt

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.